Form SBSE-A Amendment

Filing Date: August 28, 2023

Summary of Changes:

1. Removed MBL Principal – Nicola Wakefield-Evans from Schedule A.
   a. Schedule B, Section II, Item 14 updated.
2. Added a new MBL Principal – Susan Lloyd-Hurwitz from Schedule A.
   a. Schedule B, Section II, Item 14 updated.
   b. Total Number of Principals (Applicant Data Page 3, Question 18) does not change.